UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

REMOTE DYNAMICS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

75962A10
(CUSIP Number)

DAVID WALTERS
30950 Rancho Viejo Rd. #120
San Juan Capistrano, CA  92675
 (949) 260-0150
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|   1  |          Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).

                   Bounce Mobile Systems, Inc.
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|   2  |           Check the Appropriate Box if a Member of a Group                                                      (a)[ ]
                                                                                                                                                                   (b)[ ]

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|   3  |           SEC Use Only

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|   4  |           Source of Funds
   WC, OO
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|   5  |           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[ ]

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|   6  |           Citizenship or Place of Organization
    Nevada
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                                        | 7 | Sole Voting Power
Number of                                         1,415,607,016
Shares Bene-                 -----------------------------------------------------------------------------------------------------
ficially                             | 8 | Shares Voting Power
Owned by Each                                 N/A
Reporting                      -----------------------------------------------------------------------------------------------------
Person With                  | 9 | Sole Dispositive Power
1,415,607,016
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| 10 |                              Shared Dispositive Power
N/A
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|  11  |                            Aggregate Amount Beneficially Owned by Each Reporting Person
1,415,607,016
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|  12  |                            Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A
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|  13  |                            Percent of Class Represented by Amount in Row (11)
94.7%
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|  14  |                            Type of Reporting Person
CO
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|   1  |           Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Monarch Bay Capital Group, LLC
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|   2  |           Check the Appropriate Box if a Member of a Group                                                      (a)[ ]
                                                                                                                                                                   (b)[ ]

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|   3  |           SEC Use Only

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|   4  |           Source of Funds
   OO
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|   5  |           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[ ]

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|   6  |           Citizenship or Place of Organization
   United States
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                                        | 7 | Sole Voting Power
Number of                                         1,415,607,016
Shares Bene-                 -----------------------------------------------------------------------------------------------------
ficially                             | 8 | Shares Voting Power
Owned by Each                                N/A
Reporting                      -----------------------------------------------------------------------------------------------------
Person With                   | 9 | Sole Dispositive Power
1,415,607,016
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| 10 |                               Shared Dispositive Power
N/A
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|  11  |                            Aggregate Amount Beneficially Owned by Each Reporting Person
1,415,607,016
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|  12  |                            Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A
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|  13  |                            Percent of Class Represented by Amount in Row (11)
94.7%
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|  14  |                            Type of Reporting Person
OO
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|   1  |           Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   David Walters
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|   2  |           Check the Appropriate Box if a Member of a Group                                                      (a)[ ]
                                                                                                                                                                   (b)[ ]

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|   3  |           SEC Use Only

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|   4  |           Source of Funds
                    OO
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|   5  |           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[ ]

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|   6  |           Citizenship or Place of Organization
                    United States
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                                        | 7 | Sole Voting Power
Number of                                         1,415,607,016
Shares Bene-                 -----------------------------------------------------------------------------------------------------
ficially                             | 8 | Shares Voting Power
Owned by Each                                N/A
Reporting                      -----------------------------------------------------------------------------------------------------
Person With                  | 9 | Sole Dispositive Power
1,415,607,016
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| 10 |                              Shared Dispositive Power
N/A
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|  11  |                            Aggregate Amount Beneficially Owned by Each Reporting Person
1,415,607,016
---------------------------------------------------------------------------------------------------------------------------------
|  12  |                            Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A
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|  13  |                            Percent of Class Represented by Amount in Row (11)
94.7%
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|  14  |                            Type of Reporting Person
IN
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 This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D relating to the Common Stock of Remote Dynamics, Inc. (the “Company”) filed with the Securities and Exchange Commission on December 14, 2006 by and on behalf of Bounce Mobile Systems, Inc. (“BMSI”), Monarch Bay Capital Group, LLC and David Walters, as previously amended.  Unless specifically amended or modified hereby, the disclosure set forth in the Statement on Schedule 13D dated December 14, 2006, as previously amended, shall remain unchanged.

Item 3. Source of Amount of Funds or Other Compensation

On March 26, 2007, Bounce Mobile Systems, Inc.(“BMSI”) completed the third closing under the November 30, 2006 Note and Warrant Purchase Agreement with the Company and other investors.  In the second closing, BMSI invested $300,000 in exchange for (i) $420,000 principal amount of the Company’s series B subordinated secured convertible promissory notes (including $120,000 principal amount of original issue discount series B notes), (ii) Series E-7 warrants to purchase 14,062,500 shares of the Company’s common stock and (iii) Series F-4 warrants to purchase 14,062,500 shares of the Company’s common stock.

As a result of the second closing, and based on information provided by the Company regarding its outstanding securities, BMSI currently holds approximately 94.5% of the voting power of the Company’s outstanding securities and beneficially owns approximately 94.7% of the Company’s common stock (63.6% calculated on a fully diluted basis).

Item 5. Interest in Securities of the Issuer

(a) - (b) Items 7, 8, 9, 10, 11 and 13 from pages 2 through 4 of this statement are incorporated herein by reference. The Reporting Persons own securities of the Company convertible into or exercisable for an aggregate of 1,415,607,016  shares of the Company’s Common Stock, representing 94.7% of the Company's outstanding Common Stock, based upon 63,228,182  shares outstanding as disclosed by the Company in the transactions described in Item 3 above and other information provided by the Company regarding its outstanding securities.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2007

BOUNCE MOBILE SYSTEMS, INC.

By: /s/ David Walters
Chief Executive Officer

MONARCH BAY CAPITAL GROUP, LLC

By: /s/ David Walters
Managing Member

DAVID WALTERS

By: /s/ David Walters
David Watlers